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                           September 9, 2022

       Kristopher R. Westbrooks
       Chief Financial Officer
       TimkenSteel Corporation
       1835 Dueber Avenue SW
       Canton, Ohio 44706

                                                        Re: TimkenSteel
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            Supplemental
Response letter dated July 11, 2022
                                                            File No. 001-36313

       Dear Mr. Westbrooks:

              We have reviewed your July 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 29, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 24

   1. We have reviewed your response to comment 1. Please explain in greater detail what the
                                                           surcharges    line
item represents and how it is calculated. In doing so, clarify if all amounts within the
surcharges line item are recorded in GAAP net sales and if it represents all or only
a portion of surcharges recognized during the period.
             You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-
       3254 with any questions.
 Kristopher R. Westbrooks
TimkenSteel Corporation
September 9, 2022
Page 2


FirstName LastNameKristopher R. Westbrooks   Sincerely,
Comapany NameTimkenSteel Corporation
                                             Division of Corporation Finance
September 9, 2022 Page 2                     Office of Manufacturing
FirstName LastName